Name of Issuer:  Samuels Jewelers Inc.
Title of Class Of Securities:  Common
Cusip:  796060101
Date of event:  December 31, 1999
Check the appropriate box to designate the rule pursuant to which this Schedule is filed: Rule 13d-1(b)
1)  Name of Reporting Person: BMI Capital Corporation
2)  Appropriate Box if a Member of a Group (b)
3)  SEC Use Only
4)  Place of Organization: Delaware
Number of shares beneficially owned by each reporting person:
7)  Sole Dispositive Power 330,520
9)  Aggregate 330,520
11) Percent of class Represented by amount in Row (11) 6.5%
12) Type of Reporting Person BMI Capital Corporation -- IA

Item 1:
a) Name of Issuer                     Samuels Jewelers Inc.
b) Address of Issuers Business Office 2914 Montopolis Drive Ste 200
				      Austin, TX 78741
Item 2:
a) Name of Person Filing:             BMI Capital Corporation
b) Address of Principal Office:       570 Lexington Avenue
				      New York, NY 10022

c) Citizenship		              Delaware

d) Title of Class of Securities	      Common Shares

e) Cusip	                      796060101

Item 3:
If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(e)  An investment adviser in accordance with 240.13d-1 (b)(1)(ii)(E)

Item 4:

(a)  Amount beneficially owned: 330,520
(b)  Percent of class:  6.5%
(c)  Number of shares as to which the person has:

(iii)Sole Power to dispose or to direct the disposition of 330,520

Item 10. Certification

(a) The following certification shall be included if the statement is filed pursuant to 240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 1, 2000
Rozanne Collura
Vice President